# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i3 Verticals, Inc., CIK 0001728688
CUSIP: 46571Y107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 40 BURTON HILLS BLVD., SUITE 415, NASHVILLE, Tennessee (TN), 37215
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001009232

## Reporting persons
- GENEVA CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,621,917; sole dispositive power 0; shared dispositive power 1,682,481; aggregate amount beneficially owned 1,682,481 (7% of the class)

## Item 1. Issuer
Name of issuer: i3 Verticals, Inc.
Address of issuer's principal executive offices: 40 BURTON HILLS BLVD., SUITE 415, NASHVILLE, TENNESSEE, 37215.

## Item 2. Person Filing
Name of person filing: i3 Verticals, Inc.
Address of principal business office or, if none, residence: 411 E Wisconsin Ave., Suite 2320, Milwaukee, WI 53202
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,682,481
Percent of class: 7.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,621,917
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,682,481

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain institutional and individual clients of Geneva ultimately own all of the Shares included on this Schedule and have the right to receive, or the power to direct the receipt of, dividends and proceeds from the sale of such Shares. No one client has granted Geneva investment discretion or voting authority over 5% or more of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GENEVA CAPITAL MANAGEMENT LLC: /s/ Stephen J. Shenkenberg, Principal, General Counsel and Chief Compliance Officer (01/06/2026)